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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12 (b) OR 12(g) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

                           OPTICAL CABLE CORPORATION
            (Exact name of registrant as specified in its charter)

                Virginia                                54-1237042
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

         5290 Concourse Drive
           Roanoke, Virginia                               24019
(Address of principal executive offices)                 (Zip Code)

       Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [_]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this Form relates:
__________ (if applicable)

       Securities to be registered pursuant to Section 12(g) of the Act:

   Rights to Purchase Series A Participating Preferred Shares, no par value
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Item 1.  Description of Registrant's Securities to be Registered

Summary of Rights to Purchase Preferred Shares

     On November 2, 2001, the Board of Directors of Optical Cable Corporation, a Virginia corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, no par value, of the Company (the "Common Shares"). The dividend was payable on November 5, 2001 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share of the Company, no par value (the "Preferred Shares"), at a price of $25 (subject to adjustment as provided in the Rights Agreement) per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, as amended (the "Rights Agreement"), between the Company and First Union National Bank, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being the "Distribution Date"), the Rights associated with Common Shares for which share certificates have been issued will be evidenced by such Common Share certificates, and the Rights associated with uncertificated Common Shares, will be evidenced by the registration of ownership of Common Shares in the Company's share register. Notwithstanding the foregoing, an "Acquiring Person" does not include (x) the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company or any entity holding Common Shares for or pursuant to the terms of any such plan; (y) any person who would otherwise be an "Acquiring Person" as of November 2, 2001 unless and until such person, together with all affiliates and associates of such person, shall be the beneficial owner of a percentage of the Common Shares then outstanding equal to the sum of .0001% plus the percentage of Common Shares beneficially owned by such person and all affiliates and associates of such person as of November 2, 2001, provided that the foregoing exclusion will cease to apply with respect to any person at such time as such person, together with all affiliates and associates of such person, ceases to beneficially own 15% or more of the Common Shares then outstanding; or (z) any person who would otherwise be an "Acquiring Person" but for the good faith determination by the Board of Directors of the Company that such person has become an "Acquiring Person" inadvertently, provided that such person divests as promptly as practicable a sufficient number of Common Shares so that such person would no longer be an "Acquiring Person."

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     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date. The Rights will expire on November 2, 2011 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares; (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares; or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date (other than the already-declared stock dividend referred to in the first paragraph above).

     Preferred Shares purchasable upon exercise of the Rights will be nonredeemable. Each Preferred Share will have a minimum preferential quarterly dividend rate of $1.00 per share, but will be entitled to an aggregate dividend of 1,000 times the dividend declared on the Common Shares. In the event of liquidation, the holders of the Preferred Shares will receive a preferential liquidation payment for each Preferred Share equal to the greater of $25,000 or 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of a one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than

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Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is included as an exhibit to this registration statement.

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Item 2.  Exhibits

1. Articles of Amendment filed November 5, 2001 to the Amended and Restated Articles of Incorporation amending the terms for the Company's Series A Preferred Shares, no par value, including the Amended and Restated Articles of Incorporation of the Company, as amended through November 5, 2001 (filed herewith).

2. Bylaws of the Company, as amended (filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1997 (file number 0-27022), and incorporated herein by reference).

3. Form of certificate representing the Company's Common Stock, no par value, including Rights legend (filed herewith).

4. Rights Agreement dated as of November 2, 2001, between the Company and First Union National Bank, Rights Agent, (filed herewith).

5.   Form of certificate representing Rights (filed herewith).

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                                   Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        OPTICAL CABLE CORPORATION


                                        Date: November 5, 2001

                                        By:   /s/ Neil D. Wilkin, Jr.
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                                              Neil D. Wilkin, Jr.
                                              Senior Vice President and
                                              Chief Financial Officer

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